SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 8)*
Houlihan Lokey, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

441593100
(CUSIP Number) Ryan Farha ORIX HLHZ Holding LLC 1717 Main Street, Suite 1100 Dallas, Texas 75201 214-237-2242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 6

1.	NAME OF REPORTING PERSON ORIX HLHZ Holding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,627,779
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 10,148,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,627,779
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 6

1.	NAME OF REPORTING PERSON ORIX Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,627,779
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 10,148,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,627,779
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 6

The Schedule 13D, dated August 18, 2015, is filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), is hereby amended as set forth below. This Amendment No. 8 to Schedule 13D does not restate disclosures in the original Schedule 13D that are not being amended, and should be read in conjunction with the original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the original Schedule 13D.

The purpose of this Amendment No. 8 is to report the conversion by HLHZ of 561,760 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock on May 9, 2018.

Item 5. Interest in Securities of the Issuer

The 35,627,779 shares of Class A Common Stock reported as beneficially owned by the Reporting Persons consist of 10,148,571 shares held directly by HLHZ and indirectly by ORIX, as HLHZ is an indirect, wholly owned subsidiary of ORIX ( the “Subject Shares”) and 25,479,208 shares held by the HL Voting Trust. Other than the 1,000,000 shares of Class A Common Stock held by HLHZ, these shares are receivable upon conversion of a like number of shares of Class B Common Stock:

	Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Represented (a)
Reporting Persons	10,148,571	24.6%
HL Voting Trust(b)	25,479,208	45.0%
Total	35,627,779	54.2%

(a)	Based on (i) 31,166,165 shares of Class A Common Stock outstanding as of the date hereof, (ii) 34,627,779 shares of Class B Common Stock outstanding of which 25,479,208 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 9,148,571 shares of Class B Common Stock are owned directly by ORIX. Each calculation assumes conversion of the Class B Common Stock into the number of shares of Class A Common Stock listed in that row and assumes no other holders of Class B Common Stock convert their shares.
(b)	Based on 25,479,208 shares of Class B Common Stock subject to the HL Voting Trust pursuant to Amendment No. 8 to Schedule 13D, dated April 9, 2018, filed by HL Voting Trust.

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 6

By reason of the Stockholders’ Agreement, the Reporting Persons may be deemed to beneficially own the shares in the HL Voting Trust; however, the Reporting Persons disclaim beneficial ownership of such shares. Together, the parties to the Stockholders’ Agreement hold 92.0% of the voting power of the Issuer’s outstanding capital stock.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

CUSIP No. 441593100	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2018

ORIX HLHZ Holding LLC

By:	ORIX OpCo Holdings, LLC, its managing member
By:	ORIX Capital Markets, LLC, its managing member
By:	/s/ Paul Wilson
	Name: Title:	Paul Wilson Chief Financial Officer

ORIX Corporation

By:	/s/ Hideto Nishitani
	Name: Title:	Hideto Nishitani Executive Officer